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                        SECURITIES & EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-15474

(Check one)

[ ] Form 10-K and Form 10-KSB
[ ] Form 11-K
[ ] Form 20-F
[X] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For the period ended December 31, 2002

[ ] Transition report on Form 10-K and Form 10-KSB
[ ] Transition report on Form 20-F
[ ] Transition report on Form 11-K
[ ] Transition Report on Form 10-Q and From 10-QSB
[ ] Transition Report on Form N-SAR

For the transition period ended

Read Attached instructions Sheet Before Preparing Form.  Please print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of Registrant:               AmerAlia, Inc.
                                       -----------------------------------

Address of principal executive office: 20971 E. Smoky Hill Rd, Centennial,
                                       CO 80015
                                       -----------------------------------

Telephone:                             (720) 876 2373
                                       -----------------------------------


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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12(b)-25 has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Company needs additional time to prepare its financial statements and complete its audit committee review in accordance with Securities & Exchange Commission requirements

                                     PART IV
                                OTHER INFORMATION

         (1) name and telephone number of person to contact in regard to this notification.

                  Robert C.J. van Mourik                          (720) 876 2373
                  --------------------------------------------------------------

         (2) Have all other periodic reports required under Section 13 or 15d of the Securities Exchange Act off 1934 or Section 30 of the Investment Company Act of 1940 during he preceding twelve months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No


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         (3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                  [X] Yes [ ] No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net loss for the half year is approximately $400,000 greater than for the comparable period last year, primarily as a result of the write off of commitment fees and deposits paid for a credit support facility, as disclosed in the Company's filing on Form 10-QSB for the quarter ended September 30, 2002.

                                 AmerAlia, Inc.
                                 --------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on it behalf by the undersigned thereunto duly authorized.



Date: February 14, 2003                      By: /s/ Robert van Mourik
                                                --------------------------------
                                             Robert van Mourik
                                             Executive Vice President & Chief
                                             Financial Officer